ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amarillo Biosciences, Inc.

File No. 000-20791 - CF# 25043

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Amarillo Biosciences, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 1, 2010.

Based on representations Amarillo Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.71   through March 29, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Amanda Ravitz
        Branch Chief – Legal